

September 8, 2023

Andrew Page
Chief Financial Officer
Amer Sports, Inc.
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands

> **Re: Amer Sports, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 11, 2023**
> **CIK No. 0001988894**

Dear Andrew Page:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 filed August 11, 2023

Summary, page 1

1. Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and brand awareness without equally prominent disclosure regarding your weaknesses.

Our Market Opportunity, page 14

2. We note that the prospectus includes market, industry, and other data based on

information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference and, if so, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Summary Financial and Other Information
Summary Loss and Other Comprehensive Income and Loss Data, page 22

3.   Considering the information appears currently available, please populate your loss per share and weighted average number of ordinary shares outstanding amounts in the table.

4.   Please revise footnote (2) to clearly describe and quantify adjustments made to determine the pro forma loss and pro forma loss per ordinary shares amounts.

Risks Related to Our Class A Ordinary Shares and this Offering, page 62

5.   Please consider disclosing the risks to holders of your Class A Ordinary Shares that future issuances of your Class B Ordinary Shares may be dilutive to Class A shareholders.

Capitalization, page 73

6.   Please address the following items related to your capitalization table:
   • Place a double line beneath the cash and cash equivalents line item to distinguish it from total capitalization;
   • Revise to include all indebtedness, including your short-term borrowings;
   • Revise to give effect to the expected repayment and cancellation of your shareholder loans in connection with the offering. Ensure you tell us and disclose your accounting treatment for any gains or losses associated with such transactions; and
   • Revise to separately discuss and quantify each of the pro forma adjustments.

Segment Results of Operations
Technical Apparel, page 93

7.   Please populate the comparable sales growth percentages.

Non-IFRS Financial Measures, page 96

8.   We note that your Adjusted Net Income and Adjusted EBITDA reconciliations include an adjustment for expenses related to certain significant legal proceedings. Please tell us and disclose the specific facts and circumstances related to these expenses and explain how you concluded that these expenses are not normal, recurring, cash operating expenses of your business and that eliminating them within your Non-IFRS financial measures is meaningful and appropriate. Refer to Question 100.01 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance. To the extent any of the significant legal proceedings are still pending, tell us how you considered the

disclosure requirements of IAS 37.84-92 and 1(c)(v) of Instructions as to Summary Prospectuses of Form F-1.

9. Although we acknowledge your disclosures on page iv regarding the reasons why you do not present net loss margin, Item 10(e)(1)(i)(A)-(B) requires the presentation of and reconciliation to the most directly comparable IFRS measure. Please revise your filing to comply with such disclosure requirements.

10. We note that certain amounts within the income tax expense and finance costs line items of your Adjusted EBITDA reconciliation do not agree to the face of your consolidated statement of loss. Please revise your presentation accordingly or tell us what the differences represent.

11. Pursuant to Question 102.11 of the SEC's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please revise your Adjusted Net Income reconciliation on page 97 to present each adjustment on a pre-tax basis with a separate adjustment for income taxes. Ensure that you clearly explain how you calculated the income tax effect.

Liquidity and Capital Resources, page 98

12. We note your disclosure that you are expecting increased capital expenditures related to the upgrade of your global SAP enterprise resource planning system and the expansion of your warehousing facilities. Please expand your disclosure to quantify your estimated capital expenditure requirements for the next twelve months. See Item 303(b)(1) of Regulation S-K.

Supply Chain, page 131

13. We note your disclosure that Gore-Tex is used in your Arc'teryx products. Please clarify whether Gore-Tex is also used across your other brands, and to what extent.

Notes to the Consolidated Financial Statements
Revenue recognition, page F-14

14. We note your disclosures on pages 13 and 119 that Salomon and Arc'teryx offer customer loyalty programs. Please tell us and, to the extent material, disclose how you account for such loyalty programs, including whether or not they represent a material right and a separate performance obligation under IFRS 15.

15. We note that "guarantee revenue" related to certain licensing agreements is recognized at the point in time when control of the license is transferred. Please tell us the nature and terms of these licensing agreements and how you determined point in time recognition was appropriate under IFRS 15.

9. Depreciation, Amortization and Impairment Losses, page F-35

16. We note that the depreciation and amortization totals included in this footnote, the

statement of cash flows, and within your segment footnote are internally inconsistent. Please revise your filing accordingly or tell us the reasons for each variance. Also ensure you reconcile the depreciation and amortization totals for your reportable segments to the corresponding consolidated amounts pursuant to IFRS 8.28.

29. Discontinued Operations and Assets and Liabilities Held For Sale, page F-75

17.   Please tell us in sufficient detail how the disposition of Suunto qualified for discontinued operations classification pursuant to IFRS 5.32. In particular, explain how you determined the disposal represented a separate major lines of business or geographical area and clarify if Suunto represented a cash-generating unit ("CGU") or a group of CGU's. Per the tables on pages F-76-77, we note that the assets and liabilities held for sale at fiscal year-end 2021 were not material to consolidated amounts.

Exhibits

18.   We note your disclosure that you rely on a sole source supplier for Gore-Tex. Please tell us what consideration you gave to Item 601(b)(10) of Regulation S-K.

General

19.   Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
   •   Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
   •   experience labor shortages that impact your business;
   •   experience cybersecurity attacks in your supply chain;
   •   experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
   •   experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
   •   Be unable to supply products at competitive prices or at all.
   Explain whether and how you have undertaken efforts to mitigate the impact and where possibly quantify the impact to your business.

20.   Please tell us why Tencent's interests in Amer Sports Holding (Cayman) Limited are not included in the reclassification and distribution transactions you describe.

21.   Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to

Andrew Page
Amer Sports, Inc.
September 8, 2023
Page 5

discuss how to submit the materials, if any, to us for our review.

22.   We note your disclosure that ANTA Sports will be a controlling shareholder after completion of the offering. Please revise, wherever applicable, to describe the risks associated with your controlling shareholder's being based in China, including your Enforceability of Civil Liabilities section. In this regard, we note your disclosure on page 33 that "The PRC government has significant authority to exert influence on the ability of companies with Chinese operations to conduct their business."

You may contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing